Exhibit 99.1

ZIM and Seaspan Announce New Long-Term Chartering Agreement for Ten 7,000 TEU LNG-Fueled Vessels

Transaction Strengthens ZIM’s Operating Fleet, Facilitating Long-Term Growth Strategy and Maintaining Operational Agility

Vessel Deliveries to ZIM are Expected Beginning in the Fourth Quarter of 2023 and Throughout 2024

Haifa, Israel, LONDON, UK, July 6, 2021 – ZIM Integrated Shipping Services Ltd. (“ZIM”) (NYSE: ZIM), and Seaspan Corporation, a wholly-owned subsidiary of Atlas Corp. (“Atlas”) (NYSE: ATCO), announced today a new strategic agreement for the long-term charter with monetary value in excess of $1.5 billion, of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, to serve across ZIM’s various global-niche trades. In addition, in February 2021, ZIM and Seaspan announced a long-term charter agreement for ten 15,000 TEU LNG-fueled vessels.

Eli Glickman, ZIM President & CEO, stated: “We are very pleased to once again partner with Seaspan as we strategically enhance our operating fleet to further facilitate our long-term strategy. With this second long-term chartering agreement, we are securing access to our core fleet, while maintaining operational agility with respect to the total number of vessels we operate. Since going public, and further evidenced by this transaction, we remain committed to deploying capital prudently and enhancing shareholder value.”

Mr. Glickman continued, “Keeping with our commitment to reducing our carbon footprint and preserving our oceans, we are investing in state-of-the-art ‘green’ vessels that use the cleanest technology currently available. We are proud that this transaction will further improve our carbon intensity standing among the global liners.”

Bing Chen, Chairman, President and CEO of Seaspan, added: “We are very proud to further ZIM’s leading environmental initiatives with advanced designs, competitive pricing, and valuable deliveries. Together, our teams developed a creative and competitive solution by leveraging Seaspan’s decades of environmental expertise, newbuild experience, integrated platform, and trusted partnerships with shipyards. Our growing partnership and the twenty LNG-fueled newbuilds to date signify both ZIM’s and Seaspan’s commitment to carbon reduction and sustainable growth for our industry.”

Clarksons Platou acted as financial and professional advisor to ZIM in connection with this transaction.

About ZIM

ZIM is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. Atlas targets long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Atlas’s two portfolio companies, Seaspan Corporation and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively. For more information visit atlascorporation.com.

About Seaspan

Seaspan is a leading independent owner and operator of containerships with industry leading ship management services. Seaspan charters its vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. As of March 31, 2021, Seaspan’s fleet consists of 127 containerships, representing total capacity of approximately 1,073,000 TEU. As of today, July 7, 2021, Seaspan's operating fleet consists of 131 vessels and 1,120,200 TEU. Seaspan also has 55 vessels under construction, increasing total capacity to 1,854,200 TEU, on a fully delivered basis. For more information visit seaspancorp.com.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected; and other factors detailed from time to time in ZIM’s and Atlas’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM’s annual report on Form 20-F filed with the SEC on March 22, 2021, and Atlas’ Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 19, 2021. Each of ZIM and Atlas expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in their views or expectations, or otherwise. Neither ZIM nor Atlas makes any prediction or statement about the performance of any of their respective securities.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Seaspan and Atlas Corp. Investor Inquiries

Robert Weiner
Investor Relations
Seaspan and Atlas Corp.
Tel. +1-904-345-4939
Email: IR@atlascorporation.com